Exhibit 99.1



Nutek Inc., changes Name to Datascension, Inc., And Requires Mandatory Exchange of Certificates.

LAS VEGAS, January 26, 2004 -- Nutek Inc. (OTCBB:NUTK) today announced that it will change its name to Datascension, Inc. effective immediately.

The Company's shareholders have overwhelmingly approved the name change. As required under the Securities and Exchange Commission rules and regulations, the Corporation could take no corporate action for 20 days from filing the recent Schedule 14C with the Commission.

As the required 20 days have lapsed as of January 25, the name change and the procedures announced for the certificate exchange will take immediate effect. Additionally, the Corporation will file the amended Articles of Incorporation indicating the name change and Amended Bylaws adopted by the Board to require that stock certificates include the name of the beneficial owner.

As part of the name change, all stock certificates representing shares of common stock of the Company must be exchanged for new certificates. The Company's stock has been given a new CUSIP number (238111 10 8) through the CUSIP Service Bureau, and a new trading symbol will be assigned.

The exchange of certificates will be mandatory for all holders. The Company's transfer agent will notify brokers regarding the new CUSIP number and trading symbol and procedures for exchanging the certificates. Stockholders who hold stock certificates will be required to exchange their certificates. Stockholders who hold their shares in street name with a broker will not be required to take any action, unless their broker tells them otherwise. Instead, the brokers will exchange the certificates. The transfer agent will deliver new certificates back to the stockholders and brokers promptly.

"We feel the name Datascension will better brand our Company in the public markets and we will change the wholly owned subsidiary's name to Datascension International, Inc. to identify with our overseas expansion," stated Murray Conradie, Datascension CEO.

In conclusion Jason Griffith, Datascension CFO stated, "Although a reverse split was approved by the shareholders, the board has not yet determined when, or even if, a reverse should take place."

Name Change and Mandatory Share Exchange Procedures

The Corporation requires a mandatory exchange of the old stock certificate, with the name Nutek, Inc. for a new stock certificate, with the name Datascension, Inc., with the stipulations that (a) old stock certificates, with the old company name, will be void, shall not entitle the certificate holder to any of the rights of a shareholder or the Corporation, and shall be worthless, non-transferable and non-tradable in any public or private market or exchange beginning ninety (90) days after the date of the filing of the Certificate of Amendment of the Articles of Incorporation in the State of Nevada, and shall have no value except for the right to be exchanged for new stock certificates; and (b) physical exchange of the old stock certificates must be made exclusively by and through the Corporation's stock transfer agent in order to obtain a new stock certificate.

Persons who hold their shares in brokerage accounts or "street name" would not be required to take any further actions to effect the exchange of their certificates, unless their broker tells them otherwise. Instead, the holder of the certificate will be contacted. Additionally, the Corporation's Amended Bylaws require that each new certificate representing shares of common stock of the Corporation specify and include the name of the beneficial owner of such shares.

No new certificates will be issued to a shareholder until the shareholder has surrendered the shareholder's outstanding certificate(s) to the exchange agent. Until surrender, each certificate representing shares before the name change would represent the right to exchange the certificate bearing the name of Nutek Inc., for a certificate bearing the name of Datascension Inc., only. Stockholders should not destroy any stock certificate and should not submit any certificates until instructed to by the Corporation.

About Datascension International

Datascension International, a premier data solutions company headquartered in Brea, Calif., embodies a unique expertise in the collection, storage, processing and interpretation of marketing data. Employing hundreds of bilingual professionals, the company is quickly becoming one of the largest Spanish-speaking call centers. Datascension International's commitment to customer service, quality and on-time project management has fostered its world-class reputation among major market research firms and corporate market research departments. Further information is available at: www.datascension.com.

Forward Looking Statements

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release are forward-looking statements and information relating to the Company that is based on the beliefs of the management of the Company, as well as assumptions made by and information currently available to the management of the Company. Such statements reflect the current views of the Company with respect to future events, and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. The Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT: Accentuate PR (Media)
                  Julie Shepherd, 815-479-1833
                  julie@accentuatePR.com

             or

                  Stock Enterprises (Investors)
                  James Stock, 866-242-2405
                  stockenter@aol.com